Exhibit 99.1


ASML REITERATES THE COMPANY'S OUTLOOK


VELDHOVEN, The Netherlands, September 25, 2002 - ASML Holding NV (ASML) today reiterated the company's guidance regarding shipments during the second half 2002.

Doug Dunn, president and chief executive officer of ASML, commented: "We reiterate our expectation that ASML will ship approximately 100 lithography systems during second half 2002, as previously disclosed. Despite obvious declines in the semiconductor equipment market, ASML still has a number of customers that are buying leading edge technology systems in preparation for an upturn in advanced chip demand."

"With orders being cancelled or changed, and customers requesting deliveries earlier or later, the semiconductor equipment market is showing increased volatility," said Doug Dunn. "Our customers and their customers are coping with uncertainty and sudden changes in demand for chip shipments. No one can predict the strength or timing of a recovery."


About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. In the first half of 2002, the company reported net sales of EUR 823 million. ASML employs approximately 6,800 people in 50 locations throughout the world. For more information, visit: www.asml.com.


"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.



Media Contacts:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, The Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, The Netherlands

Investor Relations Contacts:
Doug Marsh - U.S. Institutional Investor Relations +1.480.383.4006 - Tempe, Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, The
Netherlands